EXHIBIT 1
FOR IMMEDIATE RELEASE	3 SEPTEMBER 2013

WPP PLC (“WPP”)

tenthavenue acquires minority stake in Candyspace in the United Kingdom

WPP announces that its wholly-owned operating company, tenthavenue, has acquired a minority interest in Candyspace Media Ltd (“Candyspace”), a leading multi-platform agency in the UK.

Established in 2005 in London, Candyspace is a full service mobile and multichannel digital agency, employing 25 people. Its services include strategy and planning, user experience, design, development, testing, analytics, project and campaign management.

This investment continues WPP’s strategy of developing its services in important markets and sectors and its commitment to strengthening its capabilities in digital media and in mobile advertising. WPP digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. WPP is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years. Collectively, WPP companies (including associates) employ 15,000 people in the UK with revenues of nearly US$3 billion (including associates).

        Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204